Filed Pursuant to Rule 424(b)(3)

Registration No. 333-268603

PROSPECTUS SUPPLEMENT NO. 27

(to Prospectus dated March 29, 2024)

Scilex Holding Company

Up to 71,459,469 Shares of Common Stock

Up to 11,003,988 Shares of Common Stock Issuable Upon the Exercise of Warrants

Up to 5,490,617 Warrants

This prospectus supplement supplements the prospectus dated March 29, 2024 (the “Prospectus”), which forms a part of our registration statement on Form S-1 (No. 333-268603) for which Post-Effective Amendment No. 2 was filed with the Securities and Exchange Commission on March 27, 2024 and declared effective by the Securities and Exchange Commission on March 29, 2024. This prospectus supplement is being filed to update and supplement the information in the Prospectus with the information contained in our Current Report on Form 8-K, filed with the Securities and Exchange Commission on March 20, 2025 (the “Current Report”). Accordingly, we have attached the Current Report to this prospectus supplement.

The Prospectus and this prospectus supplement relate to the issuance by us of up to an aggregate of 11,003,988 shares of our common stock, par value $0.0001 per share (“Common Stock”), issuable upon the exercise of (i) 4,104,000 private placement warrants (the “Private Warrant Shares”) originally sold in a private placement at a price of $0.75 per warrant in connection with the initial public offering of Vickers Vantage Corp. I (“Vickers”) (and a portion of which were subsequently transferred to Sorrento Therapeutics, Inc. (“Sorrento”) at no cost in connection with the Business Combination (as defined below)) (the “Private Warrants”) and (ii) 6,899,988 public warrants (the “Public Warrant Shares”) originally sold to the public investors in connection with the initial public offering of units of Vickers (the “Public Warrants” and together with the Private Warrants, the “Warrants”) at a price of $10.00 per unit, with each unit consisting of one ordinary share of Vickers and one-half of one warrant to purchase one ordinary share of Vickers. As previously disclosed in prospectus supplement no. 16 to the Prospectus, filed with the Securities and Exchange Commission on October 6, 2023, Sorrento subsequently sold (a) 60,068,585 shares of Common Stock; (b) 29,057,097 shares of Series A Preferred Stock; and (c) warrants exercisable for 4,490,617 shares of Common Stock, in each case to us by delivery of such purchased securities to SCLX Stock Acquisition JV LLC, a Texas limited liability company (“SCLX JV”) and our indirect wholly-owned subsidiary, of which warrants exercisable for 4,000,000 shares of Common Stock were subsequently transferred by SCLX JV to Oramed Pharmaceuticals, Inc., a Delaware corporation (“Oramed”).

Each Warrant entitles the holder thereof to purchase one share of our Common Stock at a price of $11.50 per share. We will not receive the proceeds from the resale of the Private Warrant Shares or the Public Warrant Shares hereunder; however, we will receive the proceeds from any exercise of the Private Warrants and the Public Warrants.

The Prospectus and this prospectus supplement also relates to the offer and sale from time to time by:

(a) the selling stockholders named in this prospectus (including their permitted transferees, donees, pledgees and other successors-in-interest) (collectively, the “Selling Stockholders”) of up to an aggregate of 71,459,469 shares (the “Resale Shares”) of our Common Stock, consisting of:

(i) up to 3,983,057 shares of Common Stock (the “Sponsor Shares”) held by Vickers Venture Fund VI Pte Ltd, Vickers Venture Fund VI (Plan) Pte Ltd, Pei Wei Woo, Suneel Kaji and Steve Myint (collectively, the “Sponsors”), comprised of 3,450,000 shares that were issued on November 9, 2022 upon conversion of the same number of our former ordinary shares (initially acquired by the Sponsors prior to the initial public offering of units of Vickers Vantage Corp. I at a purchase price of $0.007 per ordinary share) in connection with the Domestication and the Business Combination (each as defined below) and 533,057 shares that were also issued on November 9, 2022 upon the contribution of certain indebtedness by Vickers Venture Fund VI Pte Ltd and Vickers Venture Fund VI (Plan) Pte Ltd at a contribution value of $10.00 per share, in connection with the Business Combination pursuant to a debt contribution agreement;

(ii) up to 61,985,795 shares of Common Stock (the “Merger Shares”) issued to Sorrento on November 10, 2022 in connection with the Business Combination at an equity consideration value of $10.00 per share, of which 60,068,585 are now held by SCLX JV;

(iii) up to 4,104,000 Private Warrant Shares issuable to certain Selling Securityholders upon the exercise of the Private Warrants at an exercise price of $11.50 per share; and

(iv) up to 1,386,617 Public Warrant Shares issuable to certain Selling Securityholders upon the exercise of the Public Warrants at an exercise price of $11.50 per share; and

(b) the selling warrantholders named in this prospectus (including their permitted transferees, donees, pledgees and other successors-in-interest) (collectively, the “Selling Warrantholders” and, together with the Selling Stockholders, the “Selling Securityholders”) of up to 4,104,000 Private Warrants (which were originally issued at a price of $0.75 per Private Warrant, of which 3,104,000 were transferred from the Sponsors to Sorrento at no cost in connection with the Business Combination), and 1,386,617 Public Warrants (which were acquired by Sorrento in open-market purchases at a weighted average purchase price of $0.3078 per Public Warrant). Sorrento subsequently transferred 4,490,617 warrants held by it to SCLX JV, of which 4,000,000 warrants were subsequently transferred by SCLX JV to Oramed and then subsequently repurchased by us from Oramed.

Our Common Stock is listed on the Nasdaq Capital Market under the symbol “SCLX”. On March 19, 2025, the last reported sales price per share of our Common Stock was $0.2947. Our Public Warrants are listed on the Nasdaq Capital Market under the symbol “SCLXW.” On March 19, 2025, the closing sale price per warrant of our Public Warrants was $0.11.

This prospectus supplement updates and supplements the information in the Prospectus and is not complete without, and may not be delivered or utilized except in combination with, the Prospectus, including any amendments or supplements thereto. This prospectus supplement should be read in conjunction with the Prospectus and if there is any inconsistency between the information in the Prospectus and this prospectus supplement, you should rely on the information in this prospectus supplement.

See the section entitled “Risk Factors” beginning on page 14 of the Prospectus as well as risks and uncertainties described under similar headings in any amendments or supplements to the Prospectus to read about factors you should consider before buying our securities.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus supplement or the Prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is March 20, 2025

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

_______________________

FORM 8-K
_______________________

CURRENT REPORT
PURSUANT TO SECTION 13 OR 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): March 19, 2025

_______________________

SCILEX HOLDING COMPANY
(Exact name of registrant as specified in its charter)
_______________________

Delaware (State or other jurisdiction of incorporation)	001-39852 (Commission File Number)	92-1062542 (IRS Employer Identification No.)

960 San Antonio Road, Palo Alto, California, 94303
(Address of principal executive offices, including zip code)

(650) 516-4310

Registrant’s telephone number, including area code

N/A
(Former Name or Former Address, if Changed Since Last Report)

_______________________

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Exchange Act:

(Title of each class)	(Trading Symbol)	(Name of exchange on which registered)
Common Stock, par value $0.0001 per share	SCLX	The Nasdaq Stock Market LLC
Warrants to purchase one share of common stock, each at an exercise price of $11.50	SCLXW	The Nasdaq Stock Market LLC

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☒

Item 5.07. Submission of Matters to a Vote of Security Holders.

On March 19, 2025, Scilex Holding Company (the “Company”) held a Special Meeting of Stockholders (the “Special Meeting”). At the Special Meeting, a total of (i) 29,057,097 shares of the Company’s Series A preferred stock, $00001 par value per share (the “Series A Preferred Stock”), or 100% of the 29,057,097 shares of Series A Preferred Stock, issued and outstanding, and (ii) 169,406,091 shares of the Company’s common stock, $0.0001 par value per share (the “Common Stock”), or approximately 70% of the 243,312,885 shares of Common Stock, issued and outstanding as of the close of business on February 24, 2025, the record date for the Special Meeting, were represented virtually or by proxy.

The holders of Series A Preferred Stock were entitled to vote, together with the holders of Common Stock and not separately as a class, on an as converted to Common Stock basis for an aggregate of 32,596,097 votes as a result of the adjustments to the deemed conversion price of such preferred stock in accordance with the Certificate of Designations of Series A Preferred Stock, filed with the Delaware Secretary of State on November 10, 2022.

At the Special Meeting, the Company’s stockholders considered two proposals, each of which is described in more detail in the Company’s definitive proxy statement filed with the Securities and Exchange Commission on February 27, 2025.

Set forth below is a brief description of each proposal voted upon at the Special Meeting and the voting results with respect to each proposal.

Proposal No. 1: To approve any amendment to the Company’s Restated Certificate of Incorporation to effect a reverse stock split of the Common Stock, within a range of 1-for-14 to 1-for-50 (or any number in between), without reducing the authorized number of shares of the Common Stock, and the filing of a final amendment with the ratio within such range to be determined in the sole discretion of the Board of Directors of the Company at any time on or before March 19, 2026, without further approval or authorization of the Company’s stockholders (the “Reverse Stock Split Proposal”).

Votes For	Votes Against	Abstentions
151,124,713	49,235,399	1,642,350

Proposal No. 2: To consider and vote upon an adjournment of the Special Meeting, if necessary, to solicit additional proxies if there are not sufficient votes in favor of the Reverse Stock Split Proposal.

Votes For	Votes Against	Abstentions
151,840,294	47,342,114	2,820,054

An adjournment of the Special Meeting was not necessary because there were sufficient votes in favor of the Reverse Stock Split Proposal.

Item 9.01. Financial Statements and Exhibits.

(d) Exhibits.

104	Cover Page Interactive Data File, formatted in Inline Extensible Business Reporting Language (iXBRL).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

SCILEX HOLDING COMPANY

	By:	/s/ Jaisim Shah
	Name:	Jaisim Shah
Date: March 20, 2025	Title:	Chief Executive Officer and President